U N I T E D   S T A T E S

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

 For the fiscal year ended              December 31, 2008

OR

[ ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                                                to

Commission file number       1-6887

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

Bank of Hawaii Retirement Savings Plan

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Bank of Hawaii Corporation

130 Merchant Street

Honolulu, Hawaii 96813

REQUIRED INFORMATION

Listed below are the financial statements and exhibits filed as part of the annual report.

A.           Financial Statements

1.               Report of Independent Registered Public Accounting Firm

2.               Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007

3.               Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2008 and 2007

4.               Notes to Financial Statements

5.               Schedule of Assets (Held at End of Year)

B.             Exhibits

Consent of Independent Registered Public Accounting Firm

SIGNATURES

The Plan.     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Bank of Hawaii Retirement Savings Plan
(Name of Plan)

Date	: June 29, 2009	/s/ ALLAN R. LANDON
Allan R. Landon
Chairman of the Board and Chief Executive Officer
of Bank of Hawaii Corporation

/s/ KENT T. LUCIEN
Kent T. Lucien
Vice Chairman and Chief Financial Officer
of Bank of Hawaii Corporation

/s/ DEREK J. NORRIS
Derek J. Norris
Executive Vice President and Controller
of Bank of Hawaii Corporation

AUDITED FINANCIAL STATEMENTS

AND SUPPLEMENTAL SCHEDULE

Bank of Hawaii Retirement Savings Plan

Years Ended December 31, 2008 and 2007

Bank of Hawaii Retirement Savings Plan

Audited Financial Statements

and Supplemental Schedule

Years Ended December 31, 2008 and 2007

Contents

Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements

Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	13

Report of Independent Registered Public Accounting Firm

The Board of Directors and

The Benefit Plans Committee of
Bank of Hawaii Corporation

Bank of Hawaii Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Bank of Hawaii Retirement Savings Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Honolulu, Hawaii
June 26, 2009

Bank of Hawaii Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2008	2007
	(dollars in thousands)
Assets
Investments, at Fair Value	$285,386	$374,238

Receivables:
Employer Contribution	5,672	5,325
Net Assets Reflecting Investments at Fair Value	291,058	379,563
Adjustment From Fair Value to Contract Value For Interest in Collective Trust Related To Fully Benefit-Responsive Investment Contracts	768	(368)
Net Assets Available for Benefits	$291,826	$379,195

See accompanying notes to Financial Statements.

Bank of Hawaii Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2008	2007
	(dollars in thousands)
Additions (Deductions):
Investment Income – Interest and Dividends	$13,606	$24,514
Net Depreciation in Fair Value of Investments	(99,646)	(7,812)

Contributions:
Participants	10,447	10,476
Employer	10,047	9,628
Participant Rollovers	91	539
Total Contributions	20,585	20,643

Distributions to Participants	(21,914)	(29,690)

Net (Decrease) Increase of Net Assets Available for Benefits	(87,369)	7,655
Net Assets Available for Benefits at Beginning of Year	379,195	371,540
Net Assets Available for Benefits at End of Year	$291,826	$379,195

See accompanying notes to Financial Statements.

Bank of Hawaii Retirement Savings Plan

Notes to Financial Statements

December 31, 2008

1. Description of the Plan and Summary of Significant Accounting Policies

Description of the Plan

The following description of the Bank of Hawaii Retirement Savings Plan (the “Plan”), formerly known as the Pacific Century Financial Corporation Profit Sharing Plan, provides only general information.  Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan for employees of Bank of Hawaii Corporation and certain of its subsidiaries (collectively “the Company”) who have fulfilled the Plan’s participation requirements.  The Plan is subject to the reporting and disclosure, fiduciary, vesting, and administration and enforcement provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan is administered by Bank of Hawaii (the “Plan Administrator”), a subsidiary of the Company.  All assets of the Plan are held in trust by Vanguard Fiduciary Trust Company, as trustee, and all benefits are provided by such trust fund.

On May 24, 2002, the Plan Administrator on behalf of the Board of Directors of the Company approved a resolution to merge the Bank of Hawaii Money Purchase Plan (the “MPP”) into the Plan, effective June 30, 2002.  The unvested MPP balances that merged into the Plan on June 30, 2002, are maintained as a separate account and continue to have a five-year vesting period.  Participants are fully vested in all other Plan assets allocated to their account.

Effective April 1, 1998, the portion of the Plan consisting of the Bank of Hawaii Corporation Stock Fund converted to an employee stock ownership plan (“ESOP”).  As an ESOP, any cash dividends on Bank of Hawaii Corporation stock are passed through to the participants unless the participant elects against receiving the dividend in cash.  The cash dividend on shares of Bank of Hawaii Corporation stock paid as a dividend pass-through is not treated as a distribution from the Plan, rather, it is accounted for as if the participant receiving the dividend was the direct owner of the shares of Bank of Hawaii Corporation stock.  For participants electing not to receive the dividend pass-through, the dividend is allocated to the participant’s account as income and is invested in additional shares.

In the event that a member terminates employment at a time when the member is not fully vested, the member forfeits the unvested portion of their money purchase account.  However, under ERISA regulations, the forfeiture will be reinstated if the participant is re-employed with the Company within five years.  Forfeitures for a calendar year may be credited against employer contributions required for the calendar year.  As of December 31, 2008 and 2007, the cumulative forfeited unvested amounts available to be used for future employer contributions were approximately $442,000 and $396,000, respectively.

Bank of Hawaii Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan and Summary of Significant Accounting Policies (continued)

Description of the Plan (continued)

In the event that the Board of Directors terminates the Plan, each member’s interest in the Plan will remain fully vested and non-forfeitable.  The Board of Directors may require all participants and beneficiaries to withdraw such amounts in cash, in kind, in any other form or any combination thereof, as it may determine in its sole discretion.

Basis of Accounting

The accounting records of the Plan are maintained on the accrual basis.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Actual results may differ from those estimates.

Expenses

Fees paid to the Plan’s trustee and other administrative expenses incurred in connection with the operation of the Plan are paid by the Company.  Brokerage commissions and other expenses incurred in connection with the purchase or sale of investments are paid by the Plan.

Investments

Investments are stated at fair value.  Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end.  The Vanguard Retirement Savings Trust is a collective trust investing solely in guaranteed investment contracts with selected insurance companies and commercial banks.  These investment contracts are recorded at fair value; however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value.  Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.  The units of the collective trust fund are valued at unit prices established by the fund’s sponsor on the last business day of the plan year based on the fair value of the underlying assets.  Shares of Bank of Hawaii Corporation stock are valued at the quoted market price at year end.  Participant loans are valued at their outstanding balances which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis.  Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

The net realized gain or loss on investments sold during the year and the unrealized gain or loss on investments held at year end are reflected in the Statements of Changes in Net Assets Available for Benefits as net depreciation in fair value of investments.  The net realized gain and loss on investments sold is computed using the average cost method.

Bank of Hawaii Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan and Summary of Significant Accounting Policies (continued)

Concentration of Market and Credit Risk

The Plan’s exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such instruments.  The Plan’s concentration of credit risk and market risk are dictated by the Plan’s provisions as well as those of ERISA and the participant’s investment preference.  Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in risks in the near term could materially affect participant account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

Contributions

Contributions from the Company and participants are accrued through December 31 in the Statements of Net Assets Available for Benefits.

Participating employees are allowed to contribute up to 50% of their eligible compensation (within federal limits) to the Plan.  The Company makes matching contributions on behalf of members equal to $1.25 for each $1.00 contributed by a member up to 2% of the member’s eligible compensation and $0.50 for every $1.00 contributed by participants over 2% up to 5% of the participant’s eligible compensation.  In addition, all eligible members receive an annual 3% Company fixed contribution based on employees’ eligible compensation and a discretionary value sharing contribution that is linked to the Company’s financial goals.  These contributions are made annually regardless of whether the member contributes to the Plan and are invested in accordance with the member’s selection of investment options available under the Plan.

Bank of Hawaii Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan and Summary of Significant Accounting Policies (continued)

Contributions (continued)

Value sharing contributions for the years ended December 31, 2008 and 2007 were approximately $2,100,000 and $1,800,000, respectively.  Total employer and employee contributions are limited to certain maximum annual amounts, including those imposed under the Internal Revenue Code.

Benefit Payments

Benefits are recorded when paid.

Withdrawals are permitted for participants demonstrating immediate financial need.  Participants are allowed to borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the current value of their account balance.  Loan transactions are treated as a transfer from (to) the investment fund to (from) the loan fund.  Loan terms do not exceed five years unless the loan is used for the purchase of a primary residence.  The loans are secured by the balance in the participant’s account or other security deemed to be sufficient by the Benefit Plans Committee and are made at a reasonable rate of interest.  Principal and interest is repaid ratably into the participant’s account through payroll deductions.  No loans are permitted from the Bank of Hawaii Corporation Stock Fund.

For termination of employment, a member or their beneficiary is entitled to receive an allocation of the employer matching contribution.  A member is also entitled to a pro-rata allocation of the Company’s fixed and value sharing contributions for the calendar year in which the member terminated employment due to retirement, disability or death.  For termination of employment prior to retirement (normal and early), disability or death, the member’s vested account will be distributed as soon as practicable.  For all accounts under the Plan that exceed $5,000, a distribution can only be made if the member consents in writing to such a distribution.  Members are entitled to receive the vested portion of their money purchase account in the form of a joint and survivor or life annuity, unless elected otherwise.  Members may elect to waive distribution of money purchase plan benefits in such a manner and elect to receive distribution in the form of a single lump sum payment.  In case of death, beneficiaries may elect to receive distributions from the money purchase plan account as a lump sum or as an annuity contract.  Participants may also elect to defer distributions.

New Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS No. 157).  This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements.  SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007.  Additionally, in October 2008, the FASB issued FASB Staff Position 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active (FSP 157-3).  FSP 157-3 clarifies the application of SFAS No. 157 in markets that are not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for an asset is not active.  The guidance in FSP 157-3 was effective upon issuance, including prior periods for which financial statements had not been issued.  The Plan adopted SFAS No. 157 effective January 1, 2008.

In April 2009, the FASB issued FASB Staff Position 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP 157-4).  FSP 157-4 supersedes FSP 157-3 and amends SFAS No. 157 to provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to normal market activity for the asset or liability.  FSP 157-4 also provides additional guidance on circumstances that may indicate that a transaction is not orderly and on defining major categories of debt and equity securities in meeting the disclosure requirements of SFAS No. 157.  FSP 157-4 is effective for reporting periods ending after June 15, 2009.  Plan management is currently evaluating the effect that the provisions of FSP 157-4 will have on the Plan’s financial statements.

Bank of Hawaii Retirement Savings Plan

Notes to Financial Statements (continued)

2. Investments

During the years ended December 31, the Plan’s investments depreciated in fair value as follows:

	2008	2007
	(dollars in thousands)
Mutual Funds	$(93,963)	$(4,252)
Common Stock	(5,683)	(3,560)
Net Depreciation in Fair Value of Investments	$(99,646)	$(7,812)

The fair value of individual investments representing 5% or more of the Plan’s net assets at December 31, are as follows:

	2008	2007
	(dollars in thousands)
Vanguard Retirement Savings Trust	$58,731	$48,604
Bank of Hawaii Corporation Common Stock	48,050	61,625
Vanguard Wellington Fund	39,132	53,051
Vanguard 500 Index Fund	33,870	52,216
Vanguard Windsor Fund	28,081	51,442
Pacific Capital New Asia Growth Fund	N/A	22,106

NA – Balance is less than 5% of the Plan’s Net Assets Available for Benefits.

The Plan invests in a collective trust, Vanguard Retirement Savings Trust, which owns fully benefit-responsive investment contracts.  The Plan reflected the Vanguard Retirement Savings Trust at fair value and recognized an adjustment from fair value to contract value for the fully benefit-responsive investment contract of $768,000 and $(368,000) as of December 31, 2008 and 2007, respectively, in the Statement of Net Assets Available for Benefits.

Bank of Hawaii Retirement Savings Plan

Notes to Financial Statements (continued)

3. Fair Value Measurements

SFAS No. 157 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are described below:

Level 1:

Inputs to the valuation methodology are quoted prices, unadjusted, for identical assets or liabilities in active markets. A quoted price in an active market provides the most reliable evidence of fair value and shall be used to measure fair value whenever available.

Level 2:

Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; inputs to the valuation methodology include quoted prices for identical or similar assets or liabilities in markets that are not active; or inputs to the valuation methodology that are derived principally from or can be corroborated by observable market data by correlation or other means.

Level 3:

Inputs to the valuation methodology are unobservable and significant to the fair value measurement. Level 3 assets and liabilities include financial instruments whose value is determined using discounted cash flow methodologies, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the net asset value (‘NAV”) of shares held by the plan at year end.

Participant loans: Valued at amortized cost, which approximates fair value.

Common collective trust: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer.

Bank of Hawaii Retirement Savings Plan

Notes to Financial Statements (Continued)

3. Fair Value Measurements (continued)

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

Assets Measured at Fair Value on a Recurring Basis
	Quoted Prices in		Significant
	Active Markets for	Significant Other	Unobservable
	Identical Assets	Observable Inputs	Inputs
(dollars in thousands)	(Level 1)	(Level 2)	(Level 3)	Total
Mutual funds	$173,615	$-	$-	$173,615
Bank of Hawaii common stock fund	48,128	-	-	48,128
Common collective trust	-	58,731	-	58,731
Participant loans	-	-	4,912	4,912
Total Assets at Fair Value	$221,743	$58,731	$4,912	$285,386

The table below sets forth a summary of changes in the Plan’s level 3 assets at fair value as of December 31, 2008:

(dollars in thousands)	Participant Loans

Balance as of January 1, 2008	$4,778
Purchases, sales, issuances and settlements (net)	134
Balance as of December 31, 2008	$4,912

Bank of Hawaii Retirement Savings Plan

Notes to Financial Statements (Continued)

4. Transactions and Agreements with Parties-in-Interest

Plan investments include shares of mutual funds managed by Vanguard.  Vanguard is the trustee of the Plan.  Accordingly, transactions involving shares of such mutual funds are considered party-in-interest transactions.

Plan investments include shares of mutual funds advised by the Asset Management Group of Bank of Hawaii, a subsidiary of Bank of Hawaii Corporation.  Accordingly, transactions involving shares of such mutual funds are considered party-in-interest transactions.

Transactions in shares of Bank of Hawaii Corporation common stock qualify as party-in-interest transactions under the provisions of ERISA.  During the years ended December 31, 2008 and 2007, the Plan made purchases of $2,675,000 and $2,167,000, respectively, and sales of $12,473,000 and $11,532,000, respectively, of Bank of Hawaii Corporation common stock on behalf of its participants.  At December 31, 2008 and 2007, the Plan held approximately 1,065,491 and 1,209,925 shares of Bank of Hawaii Corporation common stock, respectively, representing 17% and 16%, respectively of the total net assets of the Plan.

5. Income Tax Status

The Plan last received a determination letter from the Internal Revenue Service dated October 30, 2002, stating that the Plan is qualified under Sections 401(a) and 401(k) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.  There have been amendments to the Plan since the last determination letter from the Internal Revenue Service.  Subsequent amendments are structured to, and are intended to maintain the Plan’s tax exempt status.

Bank of Hawaii Retirement Savings Plan

Notes to Financial Statements (Continued)

6. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits per the financial statements at December 31, to the Form 5500:

	2008	2007
	(dollars in thousands)

Net Assets Available for Benefits per the Financial Statements	$291,826	$379,195
Adjustment from Fair Value for Fully Benefit-Responsive Investment Contracts	(768)	368
Net Assets Available for Benefits per the Form 5500	$291,058	$379,563

Total Net Loss per the Financial Statements	$(87,369)
Adjustment from Fair Value for Fully Benefit-Responsive Investment Contracts at December 31, 2007	(368)
Adjustment from Fair Value for Fully Benefit-Responsive Investment Contracts at December 31, 2008	(768)
Total Loss per the Form 5500	$(88,505)

Supplemental Schedule

Bank of Hawaii Retirement Savings Plan

Employer ID Number: 99-0033900/Plan Number: 002

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2008

Description	Number of Shares	Cost	Current Value
	(dollars in thousands)
Mutual Funds
Pacific Capital Diversified Fixed Income Fund	402,864	$ 4,429	$ 4,427
Pacific Capital Growth & Income Fund	563,458	7,520	4,964
Pacific Capital Growth Stock Fund	993,027	9,868	6,594
Pacific Capital International Stock Fund	560,949	5,149	2,923
Pacific Capital Mid Cap Fund	69,150	800	406
Pacific Capital New Asia Growth Fund	1,205,464	17,136	11,235
Pacific Capital Short Intermediate U.S. Government Securities Fund	233,747	2,280	2,307
Pacific Capital Small Cap Fund	696,954	10,850	6,419
Pacific Capital Value Fund	281,594	2,507	1,535
Vanguard 500 Index Fund	407,630	43,239	33,870
Vanguard Growth Equity Fund	248,019	2,878	1,734
Vanguard International Growth Fund	312,062	6,985	3,807
Vanguard Mid-Cap Index Fund	192,455	3,664	2,271
Vanguard Short-Term Federal Fund	951,869	10,003	10,347
Vanguard Target Retirement 2005 Fund	50,152	560	486
Vanguard Target Retirement 2010 Fund	72,039	1,582	1,269
Vanguard Target Retirement 2015 Fund	423,230	5,197	4,042
Vanguard Target Retirement 2020 Fund	81,678	1,680	1,353
Vanguard Target Retirement 2025 Fund	264,749	3,348	2,454
Vanguard Target Retirement 2030 Fund	20,950	455	326
Vanguard Target Retirement 2035 Fund	145,555	1,890	1,346
Vanguard Target Retirement 2040 Fund	19,178	351	290
Vanguard Target Retirement 2045 Fund	57,741	775	553
Vanguard Target Retirement 2050 Fund	19,927	438	302
Vanguard Target Retirement Income Fund	119,970	1,275	1,142
Vanguard Wellington Fund	1,601,815	44,927	39,132
Vanguard Windsor Fund	3,113,190	48,346	28,081
Total Mutual Funds		238,132	173,615

Collective Trust
Vanguard Retirement Savings Trust	59,499,127	58,731	58,731
Bank of Hawaii Corporation Common Stock Fund
Bank of Hawaii Common Stock	1,065,491	21,232	48,050
Vanguard Prime Money Market Fund		78	78
Total Bank of Hawaii Corporation Common Stock Fund		21,310	48,128

Participant Loans
Participant Loans-Interest rates ranging from 4.14% to 9.25%		4,912	4,912
		$ 323,085	$ 285,386
All investments are with parties-in-interest to the Plan.